Exhibit 99.1

For Immediate Release:

Contact:	William G. Schultz, President and Chief Executive Officer
David T. McGraw, Vice President – Finance and Chief Financial Officer
Telephone 952-996-1674

Communications Systems, Inc. Reports
Third Quarter 2011 Results

Minnetonka, MN ---- November 9, 2011----- Communications Systems, Inc. (NASDAQ: JCS) today reported financial results for its third quarter and nine months ended September 30, 2011.

For the three months ended September 30, 2011, net income was $3,730,000, or $0.44 per diluted share, on sales of $41,985,000. For the same period in 2010, the Company earned $3,999,000, or $0.48 per diluted share, on sales of $33,324,000. For the nine months ended September 30, 2011, net income was $10,372,000, or $1.22 per diluted share, on sales of $118,437,000. The results for the nine months ended September 30, 2011 include a charge of $1,300,000 for reduction in goodwill taken in the second quarter of 2011. For the same nine-month period in 2010, the Company earned $7,746,000, or $0.92 per diluted share, on sales of $89,865,000.

William G. Schultz, President and CEO, commented: “Our quarterly and year-to-date results were bolstered by a large network upgrade project at a Fortune 500 company that our Transition Networks’ business unit was awarded earlier this year. This upgrade began in the second quarter and was substantially completed at the end of the third quarter. This one-time project contributed $13 million in revenue for the quarter and $33 million for the nine months ended September 30, 2011. While we are pleased with our overall quarterly and year-to-date results, apart from increased sales to this customer, we saw a decrease in some of the traditional business in our Transition Networks business unit compared to the third quarter of last year. These declines were attributable, in part, to the slowdown in U.S. government purchasing.
Schultz continued, “On July 27, 2011, the Company acquired Patapsco Designs Limited of the UK (“Patapsco”) for its Transition Networks business unit. The purchase price totaled $5,031,000, with cash acquired totaling $862,000. Despite the continuing weakness in the economy and the challenges in some of our traditional markets, our acquisition of Patapsco reflects our commitment to expand our product lines through acquisitions that complement our existing business units as well as investment into developing new products organically. In addition to our continued search for acquisitions and our investment in product development, we are adding resources to sales and marketing to grow both domestically and globally. We feel our business units are well positioned in good markets with solid long term growth potential.”

Further information regarding the Company’s results and related matters is provided in the Company’s Form 10-Q report for the quarter ended September 30, 2011 that is being filed on or about November 10, 2011.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to the optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS
Selected Income Statement Data

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Sales	$41,984,570	$33,323,793	118,437,057	$89,864,628
Gross margin	16,555,270	15,309,984	48,339,344	39,109,053
Operating income	6,483,862	6,304,285	17,877,980	12,616,473
Income before income taxes	6,574,906	6,354,557	18,000,051	12,635,099
Income taxes	2,845,269	2,355,163	7,627,910	4,889,452
Net income	$3,729,637	$3,999,394	10,372,141	$7,745,647

Basic net income per share	$0.44	$0.48	1.23	$0.92
Diluted net income per share	$0.44	$0.48	1.22	$0.92
Cash dividends per share	$0.15	$0.15	0.45	$0.44

Average basic shares outstanding	8,458,151	8,398,496	8,441,978	8,376,542
Average dilutive shares outstanding	8,530,187	8,414,865	8,500,022	8,401,212

Selected Balance Sheet Data

	September 30, 2011	December 31, 2010

Total assets	$116,713,605	$109,070,227
Cash, cash equivalents and investments	43,322,898	43,074,730
Property, plant and equipment, net	13,424,106	13,214,067
Long-term liabilities	3,738,957	5,004,156
Stockholders’ equity	98,775,657	91,396,693